Skyline Corporation P.O. Box 743 (46515-0743) 2520 ByPass Road Elkhart, Indiana 46514-1584 (574) 294-6521

February 16, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Office of Manufacturing and Construction

Attn: John Cash, Accounting Branch Chief

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skyline Corporation
Form 10-K for the Fiscal Year Ended May 31, 2017
Filed August 11, 2017
File No. 1-04714

Dear Mr. Cash:

We have received your letter dated February 2, 2018 detailing your office’s review of the above-referenced filings. On behalf of Skyline Corporation (“Skyline” or the “Company”), below are our responses to those comments. For your convenience, I have reproduced your comments and requests for information in bold below followed by our responses in regular type.

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Form 10-K for the Fiscal Year Ended May 31, 2017

Item 6. Selected Financial Data, page 10

1.      Given your status as an accelerated filer, please revise future filings to provide selected financial data as required by Item 301 of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully submits that, despite the fact Skyline now has the status of an accelerated filer, the Company was able to include scaled disclosure as a “smaller reporting company,” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, in the Company’s Form 10-K for the fiscal year ended May 31, 2017. Skyline has determined that as of the end of its second fiscal quarter in fiscal year 2017, its public float exceeded $75 million and that the Company would be required to transition from a smaller reporting company to an accelerated filer status in fiscal year 2018. However, pursuant to Exchange Act Compliance and Disclosure Interpretation Q&A 104.13, Skyline is permitted to use the scaled disclosure for a smaller reporting company in its Form 10-K covering the year in which it crossed the accelerated filer threshold. In preparing the Form 10-K for fiscal year 2017, the Company in fact relied on this transition relief and utilized the scaled disclosure requirements for a smaller reporting company, which do not require the inclusion of selected financial data under Regulation S-K Item 301. Therefore, Skyline respectfully submits it was not required to provide such disclosure in its Form 10-K for the fiscal year ended May 31, 2017. That said, the Company will include selected financial data disclosure under Reg. S-K Item 301 in future filings where such disclosure is required.

U.S. Securities and Exchange Commission

February 16, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

2.      Please revise future annual filings to disclose a table of contractual commitments, as applicable. Refer to Item 303(A)(5) of Regulation S-K.

Response: In response to the Staff’s comment, I refer you to the response to comment #1 above. Because Skyline utilized the scaled disclosure requirements available for smaller reporting companies for its Form 10-K for fiscal year 2017, the Company respectfully submits it was not required to provide a table of contractual commitments under Reg. S-K Item 303(a)(5) because such disclosure is not required of a smaller reporting company. That said, the Company will include a table of contractual commitments under Reg. S-K Item 303(a)(5) in future filings where such disclosure is required.

Item 8. Financial Statements and Supplementary Data, page 22

3.      We note that your consolidated income statements, statements of cash flows, and statements of shareholders’ equity only cover a two-year period. Please amend your 10-K:

•	To provide these consolidated financial statements for the three-year fiscal period ended May 31, 2017. Refer to Rules 3-02(a) and 3-04 of Regulation S-X;

•	To revise MD&A by disclosing the results of operations for fiscal 2016 as compared to fiscal 2015. Refer to Item 303, Instructions to paragraph 303(A)(1), of Regulation S-K; and

•	To have your independent registered public accounting firm revise its report to include the additional period that was omitted.

We remind you that your amendment should include the entire “Item” that has been amended, as well as certifications that are currently dated and reader to the Form 10-K/A. Alternatively, please tell us how you determined that your current presentation is appropriate.

Response: In response to the Staff’s comment, I refer you to the response to comment #1 above. Because Skyline utilized the scaled disclosure requirements available for smaller reporting companies for its Form 10-K for fiscal year 2017, the Company respectfully submits it was not required to provide the additional financial statement information and related disclosure referenced in comment #3

U.S. Securities and Exchange Commission

February 16, 2018

above, but rather was permitted to provide financial statements in accordance with Regulation S-X Article 8 and corresponding MD&A disclosure. That said, the Company will provide in future filings the financial statements required by Article 3 of Regulation S-X, and corresponding MD&A disclosure under Reg. S-K Item 303(a), where such disclosure is required.

Note 14. Restructuring Activities, page 40

4.      With respect to the cessation of operations at the Elkhart, Indiana and Mansfield, Texas production facilities, we have the following comments:

•	Your disclosure states that you did not incur any one-time termination agreements. Please tell us whether this statement encompasses one-time employee termination benefits. Refer to ASC 420-10-50.

•	Please tell us if and how you accounted for any asset impairment losses to your property, plant and equipment at the time you determined you were going to suspend operations at both facilities. If so, please tell us how much you incurred in asset impairment charges and where this is reflected in your consolidated income statements. Refer to ASC 360-10 and ASC 820-10 for guidance.

Response: Skyline’s disclosure of no one-time termination agreements includes one-time termination benefits due to there being no termination-related payments paid to employees at the Elkhart, Indiana and Mansfield, Texas facilities. When the Company decided to suspend operations at both facilities, a determination was made that certain equipment should be sold or disposed. The loss associated with the loss or disposal of this equipment was $222,000. As referenced in Note 4, Net Gain on Sale of Property, Plant and Equipment on page 33, this loss was offset against the $1,502,000 gain on the sale of the real property and equipment in Mansfield. The net gain, $1,280,000, is disclosed as Net gain on sale of property, plant and equipment in the Consolidated Income Statements.

Item 9A. Controls and Procedures, page 42

Evaluation of Disclosure Controls and Procedures, page 42

5.      It appears that you inadvertently stated in this section that “the Corporation’s internal control over financial reporting was not effective as of May 31, 2017.” Please revise future annual filings to specifically state that “disclosure controls and procedures” are effective or not effective. Refer to Item 307 of Regulation S-K.

Response: In accordance with Item 307 of Regulation S-K, future annual filings will state whether disclosure controls and procedures are effective or not effective.

U.S. Securities and Exchange Commission

February 16, 2018

Management’s Report of Internal Control Over Financial Reporting, page 42

6.      Please revise future annual filings to clearly disclose, in this section, management’s conclusion as to whether internal control over financial reporting is effective or not effective. Please refer to Item 308(a) (3) of Regulation S-K.

Response: In accordance with Item 308(a) (3) of Regulation S-K, future annual filings will disclose management’s conclusion whether internal control over financial report is effective or not effective.

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On behalf of the Company, I hereby acknowledge in connection with the responses contained in this letter that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of our responses to your comments. Should you have additional comments or questions, please contact me at (574) 350-2275.

Sincerely,

/s/ Jon S. Pilarski
Jon S. Pilarski
Chief Financial Officer

cc:    David P. Hooper, Esq